                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                             THE COBALT GROUP, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value

------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19074Q 10 3

------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

       Scott A. Arenare, Esq.
 Vice President and General Counsel               John W.P. Holt
         Warburg Pincus LLC                    The Cobalt Group, Inc.
        466 Lexington Avenue                  2200 First Avenue South
      New York, New York 10017               Seattle, Washington 98134
           (212) 878-0600                           (206) 269-6363
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                Copies to:

                                           Stephen D. Fisher, Esq.
 Steven J. Gartner, Esq.                  Bullivant Houser Bailey PC
 Willkie Farr & Gallagher                 2400 Westlake Office Tower
    787 Seventh Avenue                         1601 Fifth Avenue
 New York, NY 10019-6099                    Seattle, Washington 98101
      (212) 728-8000                             (206) 292-8930


                                  June 29, 2001
------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [ ]

                                  SCHEDULE 13D

-------------------------------                 -------------------------------
CUSIP No.      19074Q 10 3                             Page 2 of 8 Pages
-------------------------------                 -------------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John W.P. Holt

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                   (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF

----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen

--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  719,006
 OWNED BY EACH
   REPORTING          --------- -----------------------------------------------
  PERSON WITH            9      SOLE DISPOSITIVE POWER

                                719,006

                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            719,006

----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*          [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 4 to Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Warburg Pincus Reporting Entities"), and John W.P. Holt ("Holt", and together with the Warburg Pincus Reporting Entities, the "Reporting Entities"). This Amendment No. 4 to Schedule 13D relates to the Common Stock of The Cobalt Group, Inc., a Washington corporation (the "Company").

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly is attached hereto as
Exhibit 12. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Capitalized terms used in this Amendment No. 4 to Schedule 13D but not otherwise defined have the meanings ascribed to them in Schedule 13D filed on July 7, 2000, as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2000, Amendment No. 2 to Schedule 13D filed on April 9, 2001, and Amendment No. 3 to Schedule 13D filed on June 5, 2001.

Item 2. Identity and Background.

     Item 2 is hereby amended by adding the following:

     (a) - (c) Holt is the president and Chief Executive officer of the Company. The business address and principal office address of Holt is 2200 First Avenue South, Seattle, Washington 98134.

     (d) Holt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Holt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Holt is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      Holt currently beneficially owns 572,132 shares of Common Stock (not including 146,874 shares issuable upon exercise of stock options that are exercisable within 60 days of the date hereof). These shares were acquired as follows: Holt was co-founder of the Company and acquired 58,282 of his shares in connection with its initial capitalization for an aggregate consideration of $3,469.81. In 1996, Holt acquired 120,000 shares of Common Stock at $0.60 per share. In satisfaction of the purchase price for such 120,000 shares, Holt executed a promissory note to the Company due August 2006 in the principal amount of $72,000. This promissory note bears interest at a rate of 8% per annum and is secured by a pledge of 129,915 shares of Common Stock held by Holt. In March 1997, following the issuance by the Company of its Series

A convertible preferred stock at a per share price of $0.55, the Company issued 9,915 additional shares of Common Stock to Holt as an anti-dilution protection obligation.

     In February 1999, Holt was issued 195,560 and 7,500 shares of Common Stock upon exercise of options granted under the Company's 1995 Stock Option Plan at exercise prices of $0.10 and $0.30 per share, respectively. In April 1999, Holt was issued 125,000 shares of Common Stock upon exercise of options granted under the Company's 1995 Stock Option Plan at an exercise price of $0.10 per share. In October 1999, Holt acquired 8,475 shares of Common Stock in open-market transactions at purchase prices between $5.8437 and $6.00 per share.
In November 2000, Holt acquired 1,300 shares of Common Stock in an open-market transaction at a purchase price of $3.6875 per share. In December 2000, Holt acquired 44,300 shares of Common Stock in a private sale at a purchase price of $1.8125 per share. In March 2001, Holt acquired 1,800 shares of Common Stock in an open-market transaction at a purchase price of $2.5625 per share.


Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following:

     On June 29, 2001, the Company, Merger Sub, the Warburg Pincus Reporting Entities and Holt filed a Rule 13e-3 Transaction Statement under Section 13(e) of the Exchange Act, a copy of which is filed as Exhibit 13 hereto.

     Except as set forth in Item 6 to this Schedule 13D, as amended, Holt has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) through 5(c) are hereby amended by adding the following:

     (a) As of June 29, 2001, Holt beneficially owns 719,006 shares of Common Stock. As of June 29, 2001, 719,006 shares of Common Stock represented approximately 3.4% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act), based on 20,357,472 shares of Common Stock outstanding as of June 29, 2001, as reported to Holt by the Company. Excluding options exercisable within 60 days of the date hereof, the shares of Common Stock held by Holt represented approximately 2.8% of the shares of Common Stock outstanding on June 29, 2001.

     (b) Holt has sole power to dispose or to direct the disposition with respect to the 719,006 shares of Common Stock held by him. Pursuant to the Voting Agreement, each of the Warburg Pincus Reporting Entities may be deemed to have shared power to vote the 719,006 shares of Common Stock held by Holt. None of the Warburg Pincus Reporting Entities has the power to dispose or to direct the disposition of the 719,006 shares of Common Stock held by Holt.

     (c) Except as set forth above, no transactions in the Common Stock were effected by Holt during the last sixty days.

     (d) Except as set forth in Item 5 to this Schedule 13D, as amended, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by inserting the following at the end of the list of exhibits:

     12. Joint Filing Agreement dated June 26, 2001, by and among the Warburg Pincus Reporting Entities and Holt.

     13. Rule 13e-3 Transaction Statement dated June 29, 2001, filed by the Company, Merger Sub, the Warburg Pincus Reporting Entities and Holt.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 2001                 WARBURG, PINCUS EQUITY
                                      PARTNERS, L.P.

                                      By:   Warburg, Pincus & Co.,
                                            General Partner

                                      By:   /s/ Scott A. Arenare
                                            ---------------------------------
                                            Scott A. Arenare
                                            Attorney-in-Fact


                                      WARBURG, PINCUS & CO.

                                      By:   /s/ Scott A. Arenare
                                            ---------------------------------
                                            Scott A. Arenare
                                            Attorney-in-Fact


                                      Warburg Pincus LLC

                                      By:   /s/ Scott A. Arenare
                                            ---------------------------------
                                            Scott A. Arenare
                                            Vice President and
                                            General Counsel

                                            /s/ John W.P. Holt
                                      ---------------------------------------
                                            John W.P. Holt